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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 333-54370

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The following press release was distributed after-hours on February 20, 2001 and is currently available on the CBOT's Internet site and intranet site, MemberNet.

For Immediate Release                   Contact: David Prosperi
                                                 312-435-3456
                                                 dpro72@cbot.com


CBOT Announces Appointment of David Vitale as
President and Chief Executive Officer

Chicago, February 20, 2001 - The Chicago Board of Trade (CBOT), the largest futures and options exchange in the U.S., today announced that its Board of Directors has appointed David J. Vitale, a long-time Chicago bank executive with years of experience in capital markets, as President and Chief Executive Officer. Vitale replaces Dennis A. Dutterer, who served as the CBOT's Interim President and CEO for nine months since the departure last April of former President and CEO Thomas R. Donovan.

In making the announcement, CBOT Chairman Nickolas J. Neubauer said, "It is with great pleasure that I welcome David Vitale to the CBOT. He brings a tremendous breadth of knowledge and experience of our markets, our members, and most importantly, our customers to this institution at a time when our greatest opportunities lie before us. David's leadership and his belief in our future come at a critical time as we move to complete our restructuring strategy. He has an action plan that I believe will bring added value and growth to the Chicago Board of Trade, and I look forward to working with him to make this a reality."

Vitale said, "I am pleased to be joining the Chicago Board of Trade, which not only serves as a financial anchor for the City of Chicago, but also is recognized around the world as the benchmark marketplace for financial and commodity derivative products. I know many of the members and users of these markets, and I am familiar with the diverse product line that the CBOT offers to those who seek to manage their risk. I believe I am coming onboard at the most exciting time in the Exchange's 153-year history, and I look forward to working closely with the membership and with the highly talented professional management and staff to move the CBOT forward so we can aggressively meet the challenges that lie ahead."

Mr. Vitale is a former Vice Chairman and Director of Bank One Corporation, where he was responsible for the bank's commercial banking business, which operates throughout the United States and in select international markets. He joined First Chicago in 1968 in the First Scholar Program. Following several assignments and promotions, Mr. Vitale was named vice president and treasurer of First Chicago Corporation in 1974; managed foreign exchange and money market activities of the bank's London branch in 1979; was named executive vice president in 1986; head of the Corporate and Institutional Bank in 1991; director in 1992; vice chairman in 1993; and following the merger of First Chicago and NBD in 1995, director and vice chairman of First Chicago NBD Corporation and president of The First National Bank of Chicago.

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Mr. Vitale also serves in the following capacities: trustee and chairman of the
Executive Committee of the Board of Trustees of the Glenwood School for Boys, trustee of the Board of Trustees of the Museum of Science and Industry, trustee and treasurer of the Board of Trustees of The Art Institute of Chicago, former chairman and a member of the Board of Managers of the YMCA of Metropolitan Chicago, and member of the Advisory Committee of the Kellogg School of Management, Northwestern University, a member of the Advisory Council of the Graduate School of Business at the University of Chicago, and a member of the Visiting Committee of The School for Social Service Administration at the University of Chicago. He is a member and former president of the Board of Directors of Leadership Greater Chicago and a former elected director of the Harvard Alumni Association. Mr. Vitale also has been a Public Director of the Chicago Board Options Exchange.

He also is a member of the Economics Club of Chicago, the Chicago Club, The Arts Club, and the Commercial Club of Chicago.

Mr. Vitale is a graduate of Harvard University and earned an MBA from the University of Chicago. He is a resident of Chicago.


While the Board of Trade of the City of Chicago, Inc., (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration, or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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